OMB APPROVAL OMB Number: 3235-0287 Expires: February 28, 2011 Estimated average burden hours per response………11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Interval Leisure Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46113M108
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	46113M108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Arrow Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,286,489

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,767,8641

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,767,8641

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1 The shares reported represent the aggregate holdings of the private funds and accounts advised by Arrow Capital Management, LLC.  Arrow Capital Management, LLC and the other Reporting Persons (as defined below) may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

CUSIP No	46113M108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Arrow Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

959,7092

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

959,7092

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

959,7092

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[X]3

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

2 The shares reported represent the holdings of Arrow Partners LP.  Arrow Partners LP and the other Reporting Persons may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

3 Excludes shares and options held by the other Reporting Persons hereunder (as to which Arrow Partners LP (i) has no voting, investment or dispositive power and (ii) disclaims beneficial ownership).

CUSIP No	46113M108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Arrow Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

326,7804

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

326,7804

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

326,7804

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[X]5

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

4 The shares reported represent the holdings of Arrow Offshore, Ltd.  Arrow Offshore, Ltd. and the other Reporting Persons may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

5 Excludes shares and options held by the other Reporting Persons hereunder (as to which Arrow Offshore, Ltd. (i) has no voting, investment or dispositive power and (ii) disclaims beneficial ownership).

CUSIP No	46113M108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alexandre von Furstenberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,286,4896

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,767,8646

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,767,8646

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN; HC

6           The shares reported represent the aggregate holdings of the private funds and accounts advised by Arrow Capital Management, LLC, for which Alexandre Von Furstenberg acts as a principal.  Alexandre Von Furstenberg and the other Reporting Persons may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

CUSIP No	46113M108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mal Serure

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,286,4897

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,286,4897

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,286,4897

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[X]8

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN; HC

7           The shares reported represent the aggregate holdings of the private funds and accounts advised by Arrow Capital Management, LLC, for which Mal Serure acts as a principal.  Mal Serure and the other Reporting Persons may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

8 Excludes shares and options held by the other Reporting Persons hereunder (as to which Mal Serure (i) has no voting, investment or dispositive power and (ii) disclaims beneficial ownership).

CUSIP No	46113M108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Diane von Furstenberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,9519

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,9519

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,9519

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[X]10

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.009%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

9 The shares reported represent the holdings in the accounts owned by Diane von Furstenberg.  Diane von Furstenberg and the other Reporting Persons may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

10 Excludes shares and options held by the other Reporting Persons hereunder (as to which Diane von Furstenberg (i) has no voting, investment or dispositive power and (ii) disclaims beneficial ownership).

CUSIP No	46113M108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barry Diller

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

2,475,74011

6.	SHARED VOTING POWER

684

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,476,42411

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,476,42411

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[X]12

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

11 The shares reported represent the holdings in the accounts owned by Barry Diller and include options to purchase 759,941 shares of Interval Leisure Group, Inc.'s Common Stock.  With respect to the "Shared Dispositive Power" shares, this amount includes certain shares held by The Diller-von Furstenberg Family Foundation, for which Barry Diller retains investment and trading discretion. Barry Diller and the other Reporting Persons may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

12 Excludes shares and options held by the other Reporting Persons hereunder (as to which Barry Diller (i) has no voting, investment or dispositive power and (ii) disclaims beneficial ownership).

CUSIP No	46113M108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Diller – von Furstenberg Family Foundation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

68413

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

68413

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68413

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[X]14

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.001%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

13 The shares reported represent the holdings in the accounts of The Diller-von Furstenberg Family Foundation.  The Diller-von Furstenberg Family Foundation and the other Reporting Persons may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

14 Excludes shares and options held by the other Reporting Persons hereunder (as to which The Diller-von Furstenberg Family Foundation (i) has no voting, investment or dispositive power and (ii) disclaims beneficial ownership).

CUSIP No	46113M108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Arrow 2009 Grantor Retained Annuity Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.00%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

CUSIP No		46113M108

Item 1.	(a).	Name of Issuer:

Interval Leisure Group, Inc.

	(b).	Address of Issuer's Principal Executive Offices:

6262 Sunset Drive Miami, FL 33143 United States of America

Item 2.	(a).	Name of Person Filing:

Arrow Capital Management, LLC
Arrow Partners LP
Arrow Offshore, Ltd.
Alexandre von Furstenberg
Mal Serure
Diane von Furstenberg
Barry Diller
The Diller-von Furstenberg Family Foundation
Arrow 2009 Grantor Retained Annuity Trust

	(b).	Address of Principal Business Office, or if None, Residence:

Arrow Capital Management, LLC
499 Park Avenue
New York, NY 10022
United States of America

Arrow Partners LP
499 Park Avenue
New York, NY 10022
United States of America

Arrow Offshore, Ltd.
c/o Ogier Fiduciary Services
89 Nexus Way
Cabana Bay
Grand Cayman
Cayman Islands KY1-9007

Alexandre von Furstenberg
c/o Arrow Capital Management, LLC
499 Park Avenue
New York, NY 10022
United States of America

Mal Serure
c/o Arrow Capital Management, LLC
499 Park Avenue
New York, NY 10022
United States of America

Diane von Furstenberg
440 West 14th Street
New York, NY 10014
United States of America

Barry Diller
c/o IAC
555 West 18th Street
New York, New York 10011
United States of America

The Diller-von Furstenberg Family Foundation
c/o IAC/InterActiveCorp
555 West 18th Street, 5th Floor
New York, New York 10011
United States of America

Arrow 2009 Grantor Retained Annuity Trust
355 South Grand Avenue, 35th Floor
Los Angeles, California 90071
United States of America

(c)	Citizenship:

Arrow Capital Management, LLC – Delaware
Arrow Partners LP – Delaware
Arrow Offshore, Ltd. – Cayman Islands
Alexandre von Furstenberg – United States of America
Mal Serure – United States of America
Diane von Furstenberg – United States of America
Barry Diller – United States of America
The Diller-von Furstenberg Family Foundation – Delaware
Arrow 2009 Grantor Retained Annuity Trust – New York

(d).	Title of Class of Securities:

Common Stock

(e).	CUSIP Number:

46113M108

Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

	(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

	(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Arrow Capital Management, LLC – 3,767,8641
Arrow Partners LP – 959,7092
Arrow Offshore, Ltd. – 326,7804
Alexandre von Furstenberg – 3,767,8646
Mal Serure – 1,286,4897
Diane von Furstenberg – 4,9519
Barry Diller – 2,476,42411
The Diller-von Furstenberg Family Foundation - 68413
Arrow 2009 Grantor Retained Annuity Trust – 0

	(b)	Percent of class:

Arrow Capital Management, LLC – 6.6%
Arrow Partners LP – 1.7%
Arrow Offshore, Ltd. – 0.6%
Alexandre von Furstenberg – 6.6%
Mal Serure – 2.3%
Diane von Furstenberg – 0.009%
Barry Diller – 4.3%
The Diller-von Furstenberg Family Foundation – 0.001%
Arrow 2009 Grantor Retained Annuity Trust – 0.0%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Arrow Capital Management, LLC – 0
Arrow Partners LP – 0
Arrow Offshore, Ltd. – 0
Alexandre von Furstenberg – 0
Mal Serure – 0
Diane von Furstenberg – 0
Barry Diller – 2,475,74011
The Diller-von Furstenberg Family Foundation - 0
Arrow 2009 Grantor Retained Annuity Trust – 0

(ii)	Shared power to vote or to direct the vote

Arrow Capital Management, LLC – 1,286,4891
Arrow Partners LP – 959,7092
Arrow Offshore, Ltd. – 326,7804
Alexandre von Furstenberg – 1,286,4896
Mal Serure – 1,286,4897
Diane von Furstenberg – 4,9519
Barry Diller – 684
The Diller-von Furstenberg Family Foundation - 68413
Arrow 2009 Grantor Retained Annuity Trust – 0

(iii)	Sole power to dispose or to direct the disposition of

Arrow Capital Management, LLC – 0
Arrow Partners LP – 0
Arrow Offshore, Ltd. – 0
Alexandre von Furstenberg – 0
Mal Serure – 0
Diane von Furstenberg – 0
Barry Diller – 0
The Diller-von Furstenberg Family Foundation - 0
Arrow 2009 Grantor Retained Annuity Trust – 0

(iv)	Shared power to dispose or to direct the disposition of

Arrow Capital Management, LLC – 3,767,8641
Arrow Partners LP – 959,7092
Arrow Offshore, Ltd. – 326,7804
Alexandre von Furstenberg – 3,767,8646
Mal Serure – 1,286,4897
Diane von Furstenberg – 4,9519
Barry Diller – 2,476,42411
The Diller-von Furstenberg Family Foundation - 68413
Arrow 2009 Grantor Retained Annuity Trust – 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Arrow 2009 Grantor Retained Annuity Trust has ceased to be a beneficial owner of any shares of the common stock of Interval Leisure Group, Inc., and is no longer a member of the group listed in Exhibit A.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit A hereof

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing  below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the  securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
(Date)

ARROW CAPITAL MANAGEMENT, LLC*
By: /s/ Mal Serure
(Signature)

Mal Serure, Managing Member
(Name/Title)

February 14, 2011
(Date)

ARROW PARTNERS LP* By: Arrow Advisors LLC, its General Partner By: /s/ Mal Serure
(Signature)

Mal Serure, Managing Member
(Name/Title)

February 14, 2011
(Date)

ARROW OFFSHORE, LTD.* By: /s/ Mal Serure
(Signature)

Mal Serure, Director
(Name/Title)

February 14, 2011
(Date)

Alexandre von Furstenberg*
By: /s/ Alexandre von Furstenberg
(Signature)

Alexandre von Furstenberg
(Name/Title)

February 14, 2011
(Date)

Mal Serure*
By: /s/ Mal Serure
(Signature)

Mal Serure
(Name/Title)

February 14, 2011
(Date)

THE DILLER-VON FURSTENBERG FAMILY FOUNDATION*
By: /s/ Barry Diller
(Signature)

Barry Diller
(Name/Title)
February 14, 2011
(Date)

Diane von Furstenberg*
By: /s/ Diane von Furstenberg
(Signature)

Diane von Furstenberg
(Name/Title)

February 14, 2011
(Date)

Barry Diller*
By: /s/ Barry Diller
(Signature)

Barry Diller
(Name/Title)

February 14, 2011
(Date)

ARROW 2009 GRANTOR RETAINED ANNUITY TRUST*
By: /s/ Steven Guise
(Signature)

Steven Guise, Trustee
(Name/Title)

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

AGREEMENT

The undersigned agree that this Schedule 13G, Amendment No. 3, dated February 14, 2011 relating to the Common Stock of Interval Leisure Group, Inc. shall be filed on behalf of the undersigned.

February 14, 2011
(Date)

ARROW CAPITAL MANAGEMENT, LLC*
By: /s/ Mal Serure
(Signature)

Mal Serure, Managing Member
(Name/Title)

February 14, 2011
(Date)

ARROW PARTNERS LP* By: Arrow Advisors LLC, its General Partner By: /s/ Mal Serure
(Signature)

Mal Serure, Managing Member
(Name/Title)

February 14, 2011
(Date)

ARROW OFFSHORE, LTD.* By: /s/ Mal Serure
(Signature)

Mal Serure, Director
(Name/Title)

February 14, 2011
(Date)

Alexandre von Furstenberg*
By: /s/ Alexandre von Furstenberg
(Signature)

Alexandre von Furstenberg
(Name/Title)

February 14, 2011
(Date)

Mal Serure*
By: /s/ Mal Serure
(Signature)

Mal Serure
(Name/Title)

February 14, 2011
(Date)

THE DILLER-VON FURSTENBERG FAMILY FOUNDATION*
By: /s/ Barry Diller
(Signature)

Barry Diller
(Name/Title)
February 14, 2011
(Date)

Diane von Furstenberg*
By: /s/ Diane von Furstenberg
(Signature)

Diane von Furstenberg
(Name/Title)

February 14, 2011
(Date)

Barry Diller*
By: /s/ Barry Diller
(Signature)

Barry Diller
(Name/Title)

February 14, 2011
(Date)

ARROW 2009 GRANTOR RETAINED ANNUITY TRUST*
By: /s/ Steven Guise
(Signature)

Steven Guise, Trustee
(Name/Title)

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
IDENTITY OF GROUP MEMBERS PURSUANT TO ITEM 8

The members of the group are:

            i)    Arrow Capital Management, LLC;

            ii)   Arrow Partners LP;

            iii)  Arrow Offshore, Ltd.;

            iv)   Alexandre von Furstenberg;

            v)    Mal Serure;

            vi)   Diane von Furstenberg;

            vii)  Barry Diller; and

            viii) The Diller-von Furstenberg Family Foundation.

Exhibit B
AGREEMENT

The undersigned agree that this Amendment No. 3 to Schedule 13G dated February 14, 2011 relating to the Common Stock of Interval Leisure Group, Inc. shall be filed on behalf of the undersigned.

Arrow Capital Management, LLC

By: /s/ Mal Serure_______________
Name: Mal Serure
Title: Managing Member

Arrow Partners LP

By: Arrow Advisors LLC, its General Partner

By: /s/ Mal Serure_______________
Name: Mal Serure
Title: Managing Member

Arrow Offshore, Ltd.

By: /s/ Mal Serure_______________
Name: Mal Serure
Title: Director

Alexandre von Furstenberg

By: /s/Alexandre von Furstenberg

Mal Serure       ________

By: /s/ Mal Serure

Diane von Furstenberg__

By: /s/ Diane von Furstenberg

Barry Diller

By: /s/ Barry Diller       _______

The Diller-von Furstenberg Family Foundation

By: __ /s/ Barry Diller       _____

Arrow 2009 Grantor Retained Annuity Trust

By: /s/ Steven Guise_______________
Name: Steven Guise
Title: Trustee

SK 21739 0002 1170496